Exhibit 3.(i).2
                              ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                             GINSITE MATERIALS, INC.


     Article 1 of the articles of incorporation of GINSITE MATERIALS, INC. was amended by the corporation's shareholders on January 2, 1999. The corporation is filing these articles of amendment to articles of incorporation pursuant to F.S.
607.1006 .


     The name of the corporation is GINSITE MATERIALS, INC.

     Article 7.1 of the articles of incorporation of GINSITE MATERIALS, INC. is amended as follows:


        FIRST: The maximum number of shares that this Corporation is authorized to issue is FIFTY MILLION (50,000,000) shares of common stock, each share having the par value of ONE THOUSANDTH OF ONE CENT ($0.001).


     Article 7.15 is added to the articles of incorporation of GINSITE MATERIALS, INC. as follows:


        SECOND: The Corporation is authorized to issue TEN MILLION (10,000,000) shares of Preferred Stock. The board of directors is authorized to provide for the issuance of such Preferred Stock and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the preferences, limitations, and relative rights of the Preferred Stock.


     The foregoing amendments to the articles of incorporation have been duly adopted by a majority of shareholders and the necessary written consents have been given in accordance with the provisions of F.S. 607.0704.